UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)*


                           New York Health Care, Inc.
       ------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                    649487204
       ------------------------------------------------------------------
                                 (CUSIP Number)


                              Timothy J. McCartney
       348 Overlook Drive, Warminster, Pennsylvania 18974, (267) 250-3046
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 13, 2005
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 649487204                      SC 13D                     Page 2 of 29

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1.    Names of Reporting Persons.  I.R.S.  Identification  Nos. of above persons
      (entities only).

      Timothy J. McCartney
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions): PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: USA
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    Sole Voting Power: 70,354 common shares + 27,419 Warrants
--------------------------------------------------------------------------------
8.    Shared Voting Power: N/A
--------------------------------------------------------------------------------
9.    Sole Dispositive Power: 70,354 common shares + 27,419 Warrants
--------------------------------------------------------------------------------
10.   Shared Dispositive Power: N/A
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      70,354 common shares and 27,419 warrants to purchase common shares
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 0.29 %
--------------------------------------------------------------------------------
14.   Type of Reporting Person IN
--------------------------------------------------------------------------------

CUSIP No. 649487204                      SC 13D                     Page 3 of 29

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1.    Names of Reporting Persons.  I.R.S.  Identification  Nos. of above persons
      (entities only).

      Howard Berg
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions): PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: USA
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    Sole Voting Power: 1,031,721 common shares + 482,527 warrants
--------------------------------------------------------------------------------
8.    Shared Voting Power: N/A
--------------------------------------------------------------------------------
9.    Sole Dispositive Power: 1,031,721 common shares + 482,527 warrants
--------------------------------------------------------------------------------
10.   Shared Dispositive Power: N/A
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      1,031,721 common shares and 482,527 warrants to purchase common shares
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 4.54 %
--------------------------------------------------------------------------------
14.   Type of Reporting Person IN
--------------------------------------------------------------------------------

CUSIP No. 649487204                      SC 13D                     Page 4 of 29

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1.    Names of Reporting Persons.  I.R.S.  Identification  Nos. of above persons
      (entities only).

      Fredric Colman
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions): PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: USA
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    Sole Voting Power: 621,140 common shares + 295,045 Warrants
--------------------------------------------------------------------------------
8.    Shared Voting Power: N/A
--------------------------------------------------------------------------------
9.    Sole Dispositive Power: 621,140 common shares + 295,045 Warrants
--------------------------------------------------------------------------------
10.   Shared Dispositive Power: N/A
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      621,140 common shares and 295,045 warrants to purchase common shares
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 2.76 %
--------------------------------------------------------------------------------
14.   Type of Reporting Person IN
--------------------------------------------------------------------------------

CUSIP No. 649487204                      SC 13D                     Page 5 of 29

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1.    Names of Reporting Persons.  I.R.S.  Identification  Nos. of above persons
      (entities only).

      Kal Zeff
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions): PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: USA
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    Sole Voting Power: 392,447 common shares + 161,290 Warrants
--------------------------------------------------------------------------------
8.    Shared Voting Power: N/A
--------------------------------------------------------------------------------
9.    Sole Dispositive Power: 392,447 common shares + 161,290 Warrants
--------------------------------------------------------------------------------
10.   Shared Dispositive Power: N/A
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      392,447 common shares and 161,290 warrants to purchase common shares
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 1.67 %
--------------------------------------------------------------------------------
14.   Type of Reporting Person IN
--------------------------------------------------------------------------------

CUSIP No. 649487204                      SC 13D                     Page 6 of 29

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1.    Names of Reporting Persons.  I.R.S.  Identification  Nos. of above persons
      (entities only).

      Little Gem Life Sciences LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions): WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: DE-USA
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    Sole Voting Power: 276,938 common shares + 120,969 Warrants
--------------------------------------------------------------------------------
8.    Shared Voting Power: N/A
--------------------------------------------------------------------------------
9.    Sole Dispositive Power: 276,938 common shares + 120,969 Warrants
--------------------------------------------------------------------------------
10.   Shared Dispositive Power: N/A
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      276,938 common shares and 120,969 warrants to purchase common shares
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 1.20 %
--------------------------------------------------------------------------------
14.   Type of Reporting Person CO
--------------------------------------------------------------------------------

CUSIP No. 649487204                      SC 13D                     Page 7 of 29

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1.    Names of Reporting Persons.  I.R.S.  Identification  Nos. of above persons
      (entities only).

      Kathleen Datys
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions): PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: USA
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    Sole Voting Power: 236,000 common shares + 32,000 Warrants
--------------------------------------------------------------------------------
8.    Shared Voting Power: N/A
--------------------------------------------------------------------------------
9.    Sole Dispositive Power: 236,000 common shares + 32,000 Warrants
--------------------------------------------------------------------------------
10.   Shared Dispositive Power: N/A
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      236,000 common shares and 32,000 warrants to purchase common shares
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |X|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 0.71 %
--------------------------------------------------------------------------------
14.   Type of Reporting Person IN
--------------------------------------------------------------------------------

CUSIP No. 649487204                      SC 13D                     Page 8 of 29

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1.    Names of Reporting Persons.  I.R.S.  Identification  Nos. of above persons
      (entities only).

      Jerry Weinger and Lilli Weinger
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions): PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: USA
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    Sole Voting Power: 178,683 common shares
--------------------------------------------------------------------------------
8.    Shared Voting Power: NA
--------------------------------------------------------------------------------
9.    Sole Dispositive Power: 178,683 common shares
--------------------------------------------------------------------------------
10.   Shared Dispositive Power: NA
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      178,683 common shares
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 0.54 %
--------------------------------------------------------------------------------
14.   Type of Reporting Person IN
--------------------------------------------------------------------------------

CUSIP No. 649487204                      SC 13D                     Page 9 of 29

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1.    Names of Reporting Persons.  I.R.S.  Identification  Nos. of above persons
      (entities only).

      Mark Olshenitsky
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):
      00- Sale of BioBalance intellectual property
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: Canada
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    Sole Voting Power: 159,000 common shares
--------------------------------------------------------------------------------
8.    Shared Voting Power: N/A
--------------------------------------------------------------------------------
9.    Sole Dispositive Power: 159,000 common shares
--------------------------------------------------------------------------------
10.   Shared Dispositive Power: N/A
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      159,000 common shares
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 0.48 %
--------------------------------------------------------------------------------
14.   Type of Reporting Person IN
--------------------------------------------------------------------------------

CUSIP No. 649487204                      SC 13D                    Page 10 of 29

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1.    Names of Reporting Persons.  I.R.S.  Identification  Nos. of above persons
      (entities only).

      John Forrer
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions): PF, WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: USA
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    Sole Voting Power: 211,613 common shares + 100,806 Warrants
--------------------------------------------------------------------------------
8.    Shared Voting Power: 135,969 common shares + 60,486 Warrants
--------------------------------------------------------------------------------
9.    Sole Dispositive Power: 211,613 common shares + 100,806 Warrants
--------------------------------------------------------------------------------
10.   Shared Dispositive Power: 135,969 common shares + 60,486 Warrants
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      347,582 common shares and 161,292 warrants to purchase common shares
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 1.54 %
--------------------------------------------------------------------------------
14.   Type of Reporting Person IN
--------------------------------------------------------------------------------

CUSIP No. 649487204                      SC 13D                    Page 11 of 29

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1.    Names of Reporting Persons.  I.R.S.  Identification  Nos. of above persons
      (entities only).

      Richard Molinsky
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions): PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |X|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: USA
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    Sole Voting Power: 177,419 common shares + 88,709 Warrants
--------------------------------------------------------------------------------
8.    Shared Voting Power: NA
--------------------------------------------------------------------------------
9.    Sole Dispositive Power: 177,419 common shares + 88,709 Warrants
--------------------------------------------------------------------------------
10.   Shared Dispositive Power: NA
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      177,419 common shares and 88,709 warrants to purchase common shares
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 0.80 %
--------------------------------------------------------------------------------
14.   Type of Reporting Person IN
--------------------------------------------------------------------------------

CUSIP No. 649487204                      SC 13D                    Page 12 of 29

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1.    Names of Reporting Persons.  I.R.S.  Identification  Nos. of above persons
      (entities only).

      Victor Molinsky
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions): PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: USA
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    Sole Voting Power: 65,800 common shares
--------------------------------------------------------------------------------
8.    Shared Voting Power: NA
--------------------------------------------------------------------------------
9.    Sole Dispositive Power: 65,800 common shares
--------------------------------------------------------------------------------
10.   Shared Dispositive Power: NA
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      65,800 common shares
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 0.20 %
--------------------------------------------------------------------------------
14.   Type of Reporting Person IN
--------------------------------------------------------------------------------

CUSIP No. 649487204                      SC 13D                    Page 13 of 29

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1.    Names of Reporting Persons.  I.R.S.  Identification  Nos. of above persons
      (entities only).

      Maria Molinsky
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions): PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: USA
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    Sole Voting Power: 63,000 common shares
--------------------------------------------------------------------------------
8.    Shared Voting Power: NA
--------------------------------------------------------------------------------
9.    Sole Dispositive Power: 63,000 common shares
--------------------------------------------------------------------------------
10.   Shared Dispositive Power: NA
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      63,000 common shares
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 0.19 %
--------------------------------------------------------------------------------
14.   Type of Reporting Person IN
--------------------------------------------------------------------------------

CUSIP No. 649487204                      SC 13D                    Page 14 of 29

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1.    Names of Reporting Persons.  I.R.S.  Identification  Nos. of above persons
      (entities only).

      Richard Pawliger and Judith Pawliger
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions): PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: USA
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    Sole Voting Power: 201,090 common shares + 89,645 Warrants
--------------------------------------------------------------------------------
8.    Shared Voting Power: NA
--------------------------------------------------------------------------------
9.    Sole Dispositive Power: 201,090 common shares + 89,645 Warrants
--------------------------------------------------------------------------------
10.   Shared Dispositive Power: NA
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      201,090 common shares and 89,645 warrants to purchase common shares
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 0.88 %
--------------------------------------------------------------------------------
14.   Type of Reporting Person IN
--------------------------------------------------------------------------------

CUSIP No. 649487204                      SC 13D                    Page 15 of 29

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1.    Names of Reporting Persons.  I.R.S.  Identification  Nos. of above persons
      (entities only).

      Daniel Eichner
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions): PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: USA
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    Sole Voting Power: 112,323 common shares + 20,000 Warrants
--------------------------------------------------------------------------------
8.    Shared Voting Power: NA
--------------------------------------------------------------------------------
9.    Sole Dispositive Power: 112,323 common shares + 20,000 Warrants
--------------------------------------------------------------------------------
10.   Shared Dispositive Power: NA
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      112,323 common shares and 20,000 warrants to purchase common shares
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 0.39 %
--------------------------------------------------------------------------------
14.   Type of Reporting Person IN
--------------------------------------------------------------------------------

CUSIP No. 649487204                      SC 13D                    Page 16 of 29

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1.    Names of Reporting Persons.  I.R.S.  Identification  Nos. of above persons
      (entities only).

      Benjamin Blech and Elaine Blech
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions): PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: USA
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    Sole Voting Power: 120,000 common shares
--------------------------------------------------------------------------------
8.    Shared Voting Power: NA
--------------------------------------------------------------------------------
9.    Sole Dispositive Power: 120,000 common shares
--------------------------------------------------------------------------------
10.   Shared Dispositive Power: NA
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      120,000 common shares
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 0.36 %
--------------------------------------------------------------------------------
14.   Type of Reporting Person IN
--------------------------------------------------------------------------------

CUSIP No. 649487204                      SC 13D                    Page 17 of 29

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1.    Names of Reporting Persons.  I.R.S.  Identification  Nos. of above persons
      (entities only).

      Mina Bartfeld
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions): PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: USA
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    Sole Voting Power: 100,000 common shares
--------------------------------------------------------------------------------
8.    Shared Voting Power: N/A
--------------------------------------------------------------------------------
9.    Sole Dispositive Power: 100,000 common shares
--------------------------------------------------------------------------------
10.   Shared Dispositive Power: N/A
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      100,000 common shares
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 0.30 %
--------------------------------------------------------------------------------
14.   Type of Reporting Person IN
--------------------------------------------------------------------------------

CUSIP No. 649487204                      SC 13D                    Page 18 of 29

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1.    Names of Reporting Persons.  I.R.S.  Identification  Nos. of above persons
      (entities only).

      Jeffrey Rubin
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions): PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization: USA
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    Sole Voting Power: 318,000 common shares + 121,000 Warrants
--------------------------------------------------------------------------------
8.    Shared Voting Power: N/A
--------------------------------------------------------------------------------
9.    Sole Dispositive Power: 318,000 common shares + 121,000 Warrants
--------------------------------------------------------------------------------
10.   Shared Dispositive Power: N/A
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      318,000 common shares and 121,000 warrants to purchase common shares
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11): 1.33 %
--------------------------------------------------------------------------------
14.   Type of Reporting Person IN
--------------------------------------------------------------------------------

CUSIP No. 649487204                      SC 13D                    Page 19 of 29

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ITEM 1. Security and Issuer

This Schedule 13D relates to the Common Stock, $0.01 par value (the "Common Stock") and warrants to acquire the Common Stock (the "Warrants"), of New York Health Care, Inc., a New York corporation (the "Company"). The address of the principal executive offices of the Company is 1850 McDonald Avenue, Brooklyn, New York 11223.

The Common Stock and the Warrants are collectively referred to in this Schedule 13D as the "Securities".


ITEM 2. Identity and Background

The persons filing this Schedule 13D (the "Reporting Persons") are identified below. Prior to their collective decision to demand a shareholders meeting for the purpose of electing directors as more fully described in Item 4, none of the Reporting Persons was a member of a group regarding the Securities as contemplated under Schedule 13D and the related laws and regulations.

      A. Timothy J. McCartney, United States citizen, with a resident address of 348 Overlook Drive, Warminster, PA 18974. Present principal occupation: Attorney- 3220 Tillman Drive, Suite 300, Bensalem, PA 19020. Mr. McCartney has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      B. Howard Berg, United States citizen, with a resident and business address of 10 McCluskey Court, West Orange, NJ 07052. Present principal occupation: Surgeon. Mr. Berg has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      C. Frederic Colman, United States citizen, with a resident and business address of 165 Harcross Road, Woodside, California 94062. Present principal occupation: President of Immigration Tracker, Inc., a software company. Mr. Colman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 649487204                      SC 13D                    Page 20 of 29

--------------------------------------------------------------------------------

      D. Kal Zeff, United States citizen, with a resident and business address of 950 South Cherry Street, #1100, Denver, CO 80246. Present principal occupation: Owner and President of Carmel Company, an apartment investment and management company. Mr. Zeff has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      E. Little Gem Life Sciences LLC ("Little Gem") is a limited liability company formed under the laws of the state of Delaware with a business address of 57 Flower Road, Valley Stream, NY 11583. Little Gem was formed for the purpose of investments. Neither Little Gem, nor any of its managers have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            The sole manager of Little Gem is Jeffrey Benison, a United States citizen with a business address of 57 Flower Road, Valley Stream, NY. Mr. Benison's principal occupation is a self employed investment manager.

      F. Kathleen Datys, United States citizen, with a resident address of 11 Caskey Road, Glen Spey, NY 12737. Present principal occupation: homemaker. Ms. Datys has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            The securities reported as beneficially owned by Ms. Datys (i) exclude 10,000 common shares held for the benefit of two minor children for which Ms. Datys has sole voting and dispositive power. Ms. Datys disclaims beneficial ownership of the foregoing securities.

CUSIP No. 649487204                      SC 13D                    Page 21 of 29

--------------------------------------------------------------------------------

      G. Jerry Weinger and Lilli Weinger, United States citizens, with a business address of 192 Lexington Avenue, New York, NY 10016. Mr. Weinger's Present principal occupation: Owner and President of BH Careers, a career management placement company. Ms. Weinger's Present Principal Occupation: Homemaker. Neither Mr. Weinger or Ms. Weinger have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            The securities reported as beneficially owned by Mr. and Ms. Weinger include 34,000 held as custodian for the benefit of a child for which Mr. Weinger has sole voting and dispositive power. Mr. Weinger disclaims beneficial ownership of the foregoing securities.

      H. Mark Olshenitsky, a Canadian citizen, with a resident and business address of 86-A Ellerslie, Toronto Ontario M2N1X8. Present principal occupation: Self employed business consultant. Mr. Olshenitsky has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      I. John Forrer, United States citizen, with a resident address of 1714 Hoban Road NW, Washington, DC 20007. Present principal occupation:
            Retired and private investor. Mr. Forrer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            The securities reported as beneficially owned by Mr. Forrer (i) include 64,516 common shares and 32,258 warrants to purchase common shares held in the name of Jelcada LP, a limited partnership of which Mr. Forrer is the sole general partner, (iii) 120,969 common shares and 60,486 warrants to purchase common shares held in the Miriam S. Mooney Trust, of which Mr. Forrer in the sole Trustee and
            (iii) 15,000 common shares jointly owned with his wife. Except for the 15,000 common shares, Mr. Forrer disclaims beneficial ownership of the foregoing securities.

      J. Richard Molinsky, United States citizen, with a business address of 51 Lords Highway East, Weston, CT 06883. Present principal occupation: Business consultant- Max Comm, Inc., Weston, CT. Except as described below, Mr. Molinsky has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting

CUSIP No. 649487204                      SC 13D                    Page 22 of 29

--------------------------------------------------------------------------------

            or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            On May 5, 2003 the SEC issued a consent order barring Mr. Molinsky from associating with any broker dealer, which was based on criminal convictions obtained by the Manhattan District Attorney's Office. Mr. Molinsky pled guilty to violations of New York State securities law related to market manipulation and fraudulent sales practices. [People of New York v. D.H. Blair, et al., Ind. No. 3282/00].

            Mr.  Molinsky  was  sentenced  to  probation,   paid  $1,500,000  in
            restitution to investors and was required to perform approximately 1,500 hours of community service.

      K. Victor Molinsky, United States citizen, with a resident address of 822 Oliver Avenue, North Woodmere, NY 11581. Present principal occupation: Retired, private investor. Mr. Molinsky has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      L. Maria Molinsky, United States citizen, with a resident address of 51 Lords Highway East, Weston, CT 06883. Present principal occupation:
            Homemaker. Ms. Molinsky has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Molinsky is the wife of Richard Molinsky.

      M. Richard and Judith Pawliger, United States citizens, with a resident address of 5425 Powers Ferry Road, Atlanta, GA 30327. Mr. Pawliger's Present principal occupation: Retired, private investor. Ms. Pawliger's Present principal occupation: Homemaker. Neither Mr. Pawliger or Ms. Pawliger have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            The securities reported as beneficially owned by Mr. Pawliger and Ms. Pawliger (i) include 3,000 common shares held as custodians for the benefits of a minor child. Mr. and Ms. Pawliger disclaim beneficial ownership of the foregoing securities.

CUSIP No. 649487204                      SC 13D                    Page 23 of 29

--------------------------------------------------------------------------------

      N. Daniel Eichner, United States citizen, with a resident and business address of 665 10th Avenue 4w, New York, NY 10036. Present principal occupation: Self employed money manager. Mr. Eichner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      O. Benjamin and Elaine Blech, United States citizens, with a business address of 248 West 88th Street, New York, NY 10024. Mr. Blech's Present principal occupation: Rabbi at Yeshiva University, NY, NY. Ms. Blech's Present principal occupation: Homemaker. Neither Mr. Blech or Ms. Blech have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      P. Mina Bartfeld, United States citizen, with a resident address of 1326 E. 22nd Street, Brooklyn, NY 11210. Present principal occupation: Teacher- City of New York, 65 Court Street, Brooklyn, NY Ms. Bartfeld has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Q. Jeffrey Rubin, United States citizen, with a resident and business address of 152 East Ninth Street, Lakewood, NJ 08701. Present principal occupation: Self employed real estate developer. Mr. Rubin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 649487204                      SC 13D                    Page 24 of 29

--------------------------------------------------------------------------------

ITEM 3.  Source and Amount of Funds or Other Consideration

Set forth below is the Source and Amount of Funds for the purchase or acquisition of the Securities.

------------------------------------------------------------------------------------------
Reporting Person                 Method of                                       Amount of
                                 Acquisition            Source of Funds          Funds
------------------------------------------------------------------------------------------
McCartney, Timothy               Open Market,
                                 Private Placement      Personal Funds           $  65,000
------------------------------------------------------------------------------------------
Berg, Howard                     Private Placement      Personal Funds           $ 700,000
------------------------------------------------------------------------------------------
Colman, Fredric                  Open Market,
                                 Private Placement      Personal Funds           $ 464,720
------------------------------------------------------------------------------------------
Zeff, Kal                        Open Market,
                                 Private Placement      Personal Funds           $ 395,000
------------------------------------------------------------------------------------------
Little Gem Life Sciences         Open Market,
                                 Private Placement      Working Capital          $ 167,150
------------------------------------------------------------------------------------------
Datys, Kathleen                  Open Market,
                                 Private Placement,
                                 Gift                   Personal Funds           $ 357,692
------------------------------------------------------------------------------------------
Weinger, Jerry and Lilli         Open Market            Personal Funds           $ 607,348
------------------------------------------------------------------------------------------
Olshenitsky, Mark                Asset Sale             NA                             NA
------------------------------------------------------------------------------------------
Forrer, John                     Open Market,           Personal Funds,
                                 Private Placement      Working Capital          $ 253,380
------------------------------------------------------------------------------------------
Molinsky, Richard                Private Placement      Personal Funds           $ 110,000
------------------------------------------------------------------------------------------
Molinsky, Victor                 Open Market            Personal Funds           $ 115,500
------------------------------------------------------------------------------------------
Molinsky, Maria                  Open Market            Personal Funds,
                                                        Margin with Fidelity     $  37,401
------------------------------------------------------------------------------------------
Pawliger, Richard and Judith     Open Market,
                                 Private Placement      Personal Funds           $ 216,625
------------------------------------------------------------------------------------------
Eichner, Daniel                  Open Market,
                                 Private Placement      Personal Funds           $  73,110
------------------------------------------------------------------------------------------
Belch, Benjamin and Elaine       Open Market,
                                 Private Placement      Personal Funds           $  19,000
------------------------------------------------------------------------------------------
Bartfeld, Mina                   Private Placement      Personal Funds           $     300
------------------------------------------------------------------------------------------
Rubin, Jeffrey                   Open Market,
                                 Private Placement      Personal Funds           $ 206,600
------------------------------------------------------------------------------------------

CUSIP No. 649487204                      SC 13D Page                    25 of 29

--------------------------------------------------------------------------------

ITEM 4. Purpose of Transaction

Each of the Reporting Persons purchased or acquired the Securities for investment purposes.

The Reporting Persons have decided to act collectively to demand a shareholders meeting for the sole purpose of electing directors under the Business Corporation Law of the state of New York. The New York Business Corporation Law requires a corporation who has not held an annual meeting within 13 months after the last annual meeting to schedule a special meeting of shareholders not less than 60 or more than 90 days from the date of the written demand from holders of not less than 10% of the outstanding voting shares. The Company last held an annual meeting of shareholders on February 13, 2004.

The Reporting Persons delivered their demand for a shareholders meeting (the "Shareholders Meeting") to the Company by facsimile on June 7, 2005 and by Certified Mail-RRR on June 13, 2005. A copy of the demand is attached as Exhibit 2.

The Reporting Persons reserve the right to acquire additional Securities at any time and from time to time in the open market or otherwise. In addition, the Reporting Persons may dispose of all or any portion of their Securities at any time and from time to time in the open market or otherwise. The Reporting Persons, individually or collectively, may seek to participate in, and influence the outcome of the Shareholders Meeting, including recommending or nominating a partial or entire slate of directors and participating in any proxy solicitation for the Shareholders Meeting.

Each of the Reporting Persons reserves the right to act independently from the other Reporting Persons with regard to their respective Securities, including the voting of the Common Stock.

CUSIP No. 649487204                      SC 13D                    Page 26 of 29

--------------------------------------------------------------------------------

ITEM 5. Interest in Securities of the Issuer

As of June 28, 2005, the Reporting Persons may be deemed to beneficially own, in the aggregate, 4,471,497 shares of Common Stock of the Company (excluding the common stock underlying the Warrants), representing approximately 13.6% of the Company's outstanding Common Stock (based upon the 32,843,183 shares of Common Stock stated to be outstanding as of May 12, 2005 by the Company in the Company's Form 10Q for the period ending March 31, 2005 filed on or about May 23, 2005).

After giving effect to the exercise of all Warrants exercisable within 60 days of this Schedule 13D, as of June 22, 2005, the Reporting Persons may be deemed to beneficially own, in the aggregate, 6,071,393 shares of Common Stock of the Company, representing approximately 17.6% of the Company's outstanding Common Stock plus the Common Stock underlying the Warrants held by the Reporting Persons.

Except as  otherwise  disclosed  in this  Schedule  13D,  each of the  Reporting
Persons has sole dispositive and sole voting power with respect to the Securities.

Each of the Reporting Persons, by virtue of their decision to demand a shareholders meeting as discussed in Item 4, may be deemed to beneficially own (as that term is defined in rule 13d-3 under the Securities Exchange Act of 1934) the Securities which are directly owned by the other Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the Securities beneficially owned by the remaining Reporting Persons for all other purposes.

None of the Reporting Persons effected any transactions in the Securities during the past sixty (60) days by any of the Reporting Persons.

CUSIP No. 649487204                      SC 13D                    Page 27 of 29

--------------------------------------------------------------------------------

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any Securities of the Company, including but not limited to the transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. Material to Be Filed as Exhibits

      1.    Joint Filing Agreement of the Reporting Persons
      2.    Demand Letter

CUSIP No. 649487204                      SC 13D                    Page 28 of 29

--------------------------------------------------------------------------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 28, 2005


/s/ Timothy J. McCartney
-----------------------------------
Name: Timothy J. McCartney


/s/ Howard Berg
-----------------------------------
Name: Howard Berg


/s/ Fredric Colman
-----------------------------------
Name: Fredric Colman


/s/ Kal Zeff
-----------------------------------
Name: Kal Zeff

Little Gem Sciences


By:  /s/Jeffrey Benison
-----------------------------------
Name: Jeffrey Benison, Manager


/s/ Kathleen Datys
-----------------------------------
Name: Kathleen Datys


/s/ Jerry Weinger
-----------------------------------
Name: Jerry Weinger


/s/ Lilli Weinger
-----------------------------------
Name: Lilli Weinger


/s/ Mark Olshenitsky
-----------------------------------
Name: Mark Olshenitsky


/s/ John Forrer
-----------------------------------
Name: John Forrer


/s/ Richard Molinsky
-----------------------------------
Name: Richard Molinsky


/s/ Victor Molinsky
-----------------------------------
Name: Victor Molinsky

CUSIP No. 649487204                      SC 13D                    Page 29 of 29

--------------------------------------------------------------------------------


/s/ Maria Molinsky
-----------------------------------
Name: Maria Molinsky


/s/ Richard Pawliger
-----------------------------------
Name: Richard Pawliger


/s/ Judith Pawliger
-----------------------------------
Name: Judith Pawliger


/s/ Daniel Eichner
-----------------------------------
Name: Daniel Eichner


/s/ Benjamin Blech
-----------------------------------
Name: Benjamin Blech


/s/ Elaine Blech
-----------------------------------
Name: Elaine Blech


/s/ Mina Bartfeld
-----------------------------------
Name: Min Bartfeld


/s/ Jeffrey Rubin
-----------------------------------
Name: Jeffrey Rubin

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of New York Health Care, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 24th day of June 2005.


/s/ Timothy J. McCartney
-----------------------------------
Name: Timothy J. McCartney


/s/ Howard Berg
-----------------------------------
Name: Howard Berg


/s/ Fredric Colman
-----------------------------------
Name: Fredric Colman


/s/ Kal Zeff
-----------------------------------
Name: Kal Zeff

Little Gem Sciences


By:  /s/ Jeffrey Benison
-----------------------------------
Name: Jeffrey Benison, Manager


/s/ Kathleen Datys
-----------------------------------
Name: Kathleen Datys


/s/ Jerry Weinger
-----------------------------------
Name: Jerry Weinger


/s/ Lilli Weinger
-----------------------------------
Name: Lilli Weinger


/s/ Mark Olshenitsky
-----------------------------------
Name: Mark Olshenitsky


/s/ John Forrer
-----------------------------------
Name: John Forrer


/s/ Richard Molinsky
-----------------------------------
Name: Richard Molinsky


/s/ Victor Molinsky
-----------------------------------
Name: Victor Molinsky

/s/ Maria Molinsky
-----------------------------------
Name: Maria Molinsky


/s/ Richard Pawliger
-----------------------------------
Name: Richard Pawliger


/s/ Judith Pawliger
-----------------------------------
Name: Judith Pawliger


/s/ Daniel Eichner
-----------------------------------
Name: Daniel Eichner


/s/ Benjamin Blech
-----------------------------------
Name: Benjamin Blech


/s/ Elaine Blech
-----------------------------------
Name: Elaine Blech


/s/ Mina Bartfeld
-----------------------------------
Name: Min Bartfeld


/s/ Jeffrey Rubin
-----------------------------------
Name: Jeffrey Rubin

                                                                       EXHIBIT 2

                                TIMOTHY McCARTNEY
                               348 Overlook Drive
                         Warminster, Pennsylvania 18974

June 1, 2005

Facsimile: (718) 375-1555 and (212) 679-7774
Certified Mail-Return Receipt Requested
New York Health Care, Inc.
1850 McDonald Avenue            and          363 Seventh Avenue 13th Floor
Brooklyn, New York 11223                     New York, New York 10001
Attention: Dennis O'Donnell, Corporate Secretary

Re:   Demand for Shareholders Meeting

To The Directors and Officers of New York Health Care, Inc.:

On behalf of myself and the shareholders listed on Exhibit A, who represent over 10% of the outstanding common stock of New York Health Care, Inc. ("NYHC"), this letter serves as our notification and demand to call a special meeting of shareholders (the "Meeting") of pursuant to Section 603 of the New York Business Corporation Law. Copies of each shareholder's demand are enclosed with this letter.

This demand is made jointly as a part of a group of concerned shareholders (the "Concerned Shareholders") who have designated me as its spokesperson regarding this demand.

For verification purposes the undersigned represents as follows:

      1. I am the record owner and beneficial owner of 32,258 shares of Common Stock of NYHC.

      2. I am the beneficial holder of additional shares held for my benefit in street name.

      3.    My   Social   Security   Number/   Tax   Identification   Number  is
            *************.

      4. I have changed residences and the address on the books of NYHC, 9 Elsa Way, Richboro, Pennsylvania 18954 should be changed to the address above.

It goes without saying that the failure to hold an annual meeting of shareholders since February 13, 200[4] is of great concern to the Concerned Shareholders and has unjustifiably prevented all shareholders from exercising their legal right to elect those individuals it believes are best suited to lead NYHC.

Each NYHC director has a fiduciary duty to protect the interests of shareholders and the failure to hold or insist on a shareholders meeting for several years is a clear breach of that duty entrenching current management. Other information regarding transactions and individual qualifications (contained in NYHC's public filings and obtained from other sources) are of equal concern and only highlight the need to have a shareholders meeting for the purpose of electing directors as soon as possible. Consequently, the Concerned Shareholders are requesting that the Meeting be scheduled no later than 65 days from the date of this demand letter.

TIMOTHY McCARTNEY
June 1, 2005

New York Health Care, Inc.
Page 2


Additionally, under the current strategic business plans of NYHC's and in light of this demand, the Concerned Shareholders are also putting the Board of Directors on notice that any actions taken inconsistent with the best interests of all shareholders, including compensation arrangements, securities issuances, divestitures, spin-offs, asset sales or acquisitions and interested party transactions, will not be tolerated.

Consequently, the Concerned Shareholders demand that no action be taken by the current Board of Directors pending the outcome of the election at the Meeting.

I am also requesting that a copy of this letter be delivered to each Director immediately.

I trust NYHC and its Board of Directors understand the seriousness of this demand and all other issues identified in this letter.

All questions regarding this demand should be addressed to me. My contact information is:


Timothy J. McCartney
3220 Tillman Drive Suite 300
Bensalem, Pennsylvania 19020
[               ]


Very Truly Yours,



Timothy J. McCartney

                                                                       Exhibit A


--------------------------------------------------------------------------------
                                                            Number of
Name of Shareholder(s)                                       Shares
--------------------------------------------------------------------------------
McCartney, Timothy (Record)                                    32,258
--------------------------------------------------------------------------------
Berg, Howard (Record)                                         965,054
--------------------------------------------------------------------------------
Colman, Fredric (Record)                                      591,290
--------------------------------------------------------------------------------
Zeff, Kal  (Record / Brokerage- Sterling Financial)           387,447
--------------------------------------------------------------------------------
Little Gem Life Sciences (Record)                             241,935
--------------------------------------------------------------------------------
Datys, Kathleen (Brokerage- Sterling Financial)               206,000
--------------------------------------------------------------------------------
Jerry and Lilli Weinger (Brokerage- Sterling)                 104,910
--------------------------------------------------------------------------------
Jerry Weinger- Custodian Emily Weinger (Brokerage-Sterling)    34,000
--------------------------------------------------------------------------------
Weinger, Jerry (Brokerage- Sterling Financial)                 39,773
--------------------------------------------------------------------------------
Olshenitsky, Mark (Brokerage- Sterling Financial)             159,000
--------------------------------------------------------------------------------
Forrer, John (Record)                                         137,097
--------------------------------------------------------------------------------
Molinsky, Richard (Brokerage-Fidelity)                        137,097
--------------------------------------------------------------------------------
Molinsky, Victor (Brokerage- E-Trade)                          65,800
--------------------------------------------------------------------------------
Molinsky, Maria (Brokerage-Fidelity)                           63,000
--------------------------------------------------------------------------------
Pawliger, Richard and Judith (Brokerage- Sterling Financial)  161,290
--------------------------------------------------------------------------------
Eichner, Daniel (Brokerage- Ameritrade)                       104,323
--------------------------------------------------------------------------------
Blech, Benjamin (Brokerage-PMK Securities)                    120,000
--------------------------------------------------------------------------------
Bartfeld, Mina (Record)                                       100,000
--------------------------------------------------------------------------------
Rubin, Jeffrey (Record)                                        80,646
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TOTAL                                                                  3,730,920
--------------------------------------------------------------------------------